Vyta Corp
370 17th Street, Suite 3640
Denver, Colorado 80202

June 18, 2008

VIA EDGAR AND FACSIMILE

Ms. Anne Nguyen Parker
Branch Chief
c/o Ms. Laura Nicholson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Vyta Corp
Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on
    Form SB-2
Withdrawal of Request for Acceleration of the Effective Date
Commission File No. 333-132797

Ladies and Gentlemen:

On behalf of Vyta Corp, the acceleration request filed on June 17, 2008 with respect to the above-referenced matter is hereby withdrawn.  Please contact the undersigned at (303) 592-1010 if there are any questions relating to this matter.

Sincerely,

/s/ Paul H. Metzinger

Paul H. Metzinger, President, Chief Executive Officer and acting Chief Financial Officer